UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2018

OR

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period _____ to _____

Commission File Number 001-10691

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:
DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DIAGEO PLC
Lakeside Drive
Park Royal
London NW10 7HQ
England

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.



Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Diageo North America, Inc. Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Diageo North America, Inc. Savings Plan (the "Plan") as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule,

PricewaterhouseCoopers LLP, 300 Atlantic Street, Stamford, CT 06901, T: (203) 539 3000 F: (813) 207 3999, www.pwc.com/us



including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

June 25, 2019

We have served as the Plan's auditor since 2016.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

		2018		2017
Assets:				
Plan interest in the Diageo North America, Inc. Master Trust, at fair value	$	271,015,498	$	299,022,831
Notes receivable from participants		1,572,928		1,923,235
Net assets available for benefits	$	272,588,426	$	300,946,066

See accompanying notes to financial statements.

3

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

Additions to net assets attributed to:

Interest on notes receivable from participants	$	74,780
Participants contributions		14,110,977
Rollovers contributions		2,852,018
Total additions		17,037,775
Deductions from net assets attributed to:		
Plan interest in the Diageo North America, Inc. Master Trust		
investment loss		18,745,777
Benefits paid to participants		26,458,918
Administrative fees		190,720
Total deductions		45,395,415
Net decrease		(28,357,640)
Net assets available for benefits:		
Beginning of year		300,946,066
End of year	$	272,588,426

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Diageo North America, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the "Company", "Diageo" or "Plan Sponsor"). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(b) Eligibility

Employees of the Company, as defined in the Plan document, are immediately eligible to participate as soon as they have attained the age of 21.

(c) Contributions

Participants may contribute annually from 1% up to 50% of their salary either pre-tax, after-tax, or both, as defined in the Plan document. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 1 money market account, 10 mutual funds, 14 commingled trusts, and a company stock fund invested in American Depository Receipt ("ADR") shares of Diageo plc as investment options for participants. The Plan provides for automatic deferrals of 3% for newly eligible employees unless they affirmatively elect not to participate.

All employees who are eligible to contribute under the Plan, and who have attained age 50 or older before the close of the Plan year, are eligible to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified retirement plans.

Effective January 1, 2003, the Plan terminated Company contributions. Nonvested Company contributions are used to pay Plan expenses.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions, an allocation of the Plan's investment earnings or losses, and charged with administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan document. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long-Term Disability Plan.

(e) *Vesting*

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

(f) *Notes Receivable from Participants*

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 less the highest outstanding loan balance in the last 12 months or 50% of their account balance, whichever is less. Participants may only have one loan outstanding at any time. The loans are secured by the balance in the participant's account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal at the time the loan is originated. Principal and interest are paid ratably through payroll deductions. The loans are payable over a period not to exceed 5 years, or 20 years for loans taken for a primary residence.

(g) *Payment of Benefits*

Distributions from the Plan are eligible to be paid upon retirement, attainment of age 59½, hardship, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's account balance is greater than $5,000 and the participant is eligible for retirement or "early retirement" (i.e., age 50 or older with five or more years of service), the participant may leave the account in the Plan until age 70 ½ and then may elect to receive a lump sum distribution, a rollover to another qualified plan (or Individual Retirement Account ("IRA")), or quarterly or annual installments over a period elected by the participant not to exceed the participant's life expectancy (or the life expectancy of a designated beneficiary).

If a participant's account balance is greater than $5,000 and the participant is not eligible for retirement, the participant may leave the account in the Plan until the later of age 65, the 10th anniversary of Plan participation, or the date they are terminated. Distributions for participants who are not eligible for retirement are paid in a lump sum.

If a terminated participant's account balance is greater than $1,000 but not more than $5,000, the amount will be distributed to the participant as soon as practicable. If the participant does not elect to receive the distribution as a lump sum or a direct rollover to an eligible retirement plan or IRA chosen by the participant, the Plan Sponsor will pay the distribution as a direct rollover to an IRA designated by the Plan Sponsor.

If the participant's account balance is $1,000 or less, the distribution is made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's account.

(h) Forfeited Accounts

Forfeitures of approximately $700 of nonvested Company contributions for participants were allocated to participant accounts during 2018. Unallocated forfeitures as of December 31, 2018 and 2017, amounted to $9,140 and $18,040, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared in compliance with the Department of Labor's ("DOL") Rules and Regulations for Reporting and Disclosure under ERISA and under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan document.

(d) Administrative Expenses

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Plan Sponsor and, accordingly, are not included as administrative expenses of the Plan.

(e) Benefit Payments

Benefit payments to participants are recorded when paid.

(f) Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. The amendments in this update clarify presentation requirements for a plan's interest in a master trust and require more detailed disclosures of the plan's interest in the master trust. The amendments in this update are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted and requires retrospective presentation for all periods in which financial statements are presented. The Plan has elected not to adopt for the current plan year and is reviewing the impact that adoption would have on its financial statements.

(3) Investment in Master Trust

The Plan's investments are held in the Diageo North America, Inc. Master Trust ("Master Trust"), which was established for the Plan and another Company sponsored defined contribution plan. Each defined contribution plan has a divided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company, (the "Trustee"). Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual defined contribution plans based upon balances invested by each plan.

(4) Master Trust Financial Information

The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Net appreciation (depreciation) in fair value of investments and income from investments are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust. At December 31, 2018 and 2017, the Plan's interest in the net assets of the Master Trust was approximately 96.47% and 96.76% respectively.

The following table presents the fair values of investments held by the Master Trust as of December 31, 2018 and 2017:

	2018	2017
Investments at fair value:		
Mutual funds	$ 138,285,710	$ 156,129,786
Commingled trusts	120,830,510	131,001,357
Diageo common stock	14,141,615	14,470,098
Money market fund	7,682,112	7,438,408
Total Investments	$ 280,939,947	$ 309,039,649
Plan interest in the Master Trust	$ 271,015,498	$ 299,022,831

Investment income (loss) of the Master Trust for the year ended December 31, is as follows:

	2018
Investment income (loss):	
Net depreciation in fair value of investments	$ (24,124,123)
Interest and dividends	4,848,579
	$ (19,275,544)

(5) Master Trust Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Master Trust follows the fair value measurement guidance presented by GAAP for financial and nonfinancial assets and liabilities. This guidance defines fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual funds: These investments are public investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Commingled trusts: Valued at fair value as reported by the Trustee based on the NAV of the fund as a practical expedient.

Money market: Valued at the NAV of shares held by the Master Trust at year end.

Diageo common stock fund: Represents a unitized employer stock fund and it is comprised of the Company's ADRs and a short term cash component valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of:

	Master Trust assets at fair value as of December 31, 2018	
	Level 1	Total
Mutual funds	$ 138,285,710	$ 138,285,710
Money market	7,682,112	7,682,112
Diageo common stock	14,141,615	14,141,615
Commingled trusts (a)	-	120,830,510
	$ 160,109,437	$ 280,939,947

	Master Trust assets at fair value as of December 31, 2017	
	Level 1	Total
Mutual funds	$ 156,129,786	$ 156,129,786
Money market	7,438,408	7,438,408
Diageo common stock	14,470,098	14,470,098
Commingled trusts (a)	-	131,001,357
	$ 178,038,292	$ 309,039,649

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts included in the Master Trust Fund (Note 4).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluated the significance of transfers between levels based on the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2018 and 2017, there were no transfers in or out of Levels 1, 2 or 3.

(6) Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants' accounts balances and the amounts reported in the statements of net assets available for benefits.

(7) Related-Party Transactions

Certain Plan investments that include mutual funds, a money market account, and commingled trusts are managed by Fidelity Management & Research through the Master Trust. Fidelity Management & Research is related to the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred from related parties by the Plan amounted to $190,720 for the year ended December 31, 2018.

The Plan's investments include ADR shares of Diageo plc through the Master Trust. Diageo plc is the parent company of the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. During 2018, these investments earned dividends of $332,000, realized gains of $504,500 and unrealized losses of $904,000. During 2018, purchases of the ADR shares of Diageo plc were approximately $2,182,000 and sales of $2,446,000.

Notes receivable from participants also qualify as party-in-interest transactions.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

(9) Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated October 14, 2014 that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue	Description of investment including maturity date and rate of interest	Cost	Current value
Plan's interest in the Master Trust	Plan's interest in the Diageo North America, Inc. Master Trust	**	$271,015,498
* Participant Loans	Loans to participants with interest rates ranging from 3.25% to 9.50% and maturity dates ranging from 2019 to 2038	**	$ 1,572,928

* Represents a party-in-interest

** Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Diageo North America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Diageo North America, Inc. Savings Plan

Date: _June 25_____, 2019

By: _____

Name: William Lockhart

Title: Rewards Director

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit

Number   Exhibit

23   Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-182315) of Diageo plc of our report dated June 25, 2019 relating to the financial statements and supplemental schedule of Diageo North America, Inc. Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Stamford, CT
June 25, 2019